Exhibit 2

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Commends Glass Lewis for Recommending a Vote

Against the Sprint-Clearwire Merger

HOUSTON, May 28, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), today commended the proxy advisory firm Glass Lewis & Co. for recommending a vote against the proposed merger of Clearwire and Sprint Nextel Corporation.

David Schumacher, general counsel of Crest, said: “Glass Lewis’s independent analysis and expert opinion confirm our view that Sprint is continuing to divert value away from Clearwire and toward Sprint. As Glass Lewis has pointed out, in pursuing this transaction with Sprint, Clearwire’s board of directors has shown ‘sharply disproportionate deference to the interests of Sprint.’ Furthermore, Glass Lewis questioned Clearwire’s review of alternative offers and said minority stockholders have ‘significant cause’ to doubt that Sprint made its ‘best and final’ offer for Clearwire. The only proper response from Clearwire shareholders is to vote down the still-inadequate offer by Sprint and wait until the contest for control of Sprint is resolved. Only then can a true competitive process for Clearwire proceed and its true value be unlocked.”

Schumacher added: “If Sprint’s bid for Clearwire fails, it is not certain that a Sprint-SoftBank or Sprint-DISH transaction will actually materialize. Clearwire is the ultimate prize in the bidding war over Sprint. Thus, despite public statements to the contrary, we doubt that SoftBank or DISH would be satisfied with a Sprint that does not control 100% of Clearwire. But this does not change the fact that Clearwire’s stockholders should not approve any offer while the battle over Sprint continues. Whether or not Sprint is ultimately purchased by SoftBank, DISH, or another suitor, the best course is for Clearwire to solicit direct, competitive bids for the company, rather than permitting Sprint to skim off the top by purchasing Clearwire at a discount and selling itself at a premium. We therefore commend the Glass Lewis recommendation that Clearwire’s stockholders should reject Sprint’s latest unfair offer. The Glass Lewis recommendation stands in stark contrast to the opinion of Institutional Investor Services and Egan-Jones, both of which wrongly supported the merger at $2.97 per share and still obstinately refuse to see Sprint’s incremental bump for the unfair offer that it is.”

As Glass Lewis notes, “Sprint leveraged its position to secure disproportionately favorable terms at the expense of independent shareholders.” That unfair process is not remedied but confirmed by the incremental increased offer. According to Glass Lewis, “Indeed, the undercurrent of the improved bid seems to reinforce many of our doubts about the original transaction process, and, in doing so, does little to off-set our belief that the board has failed to ensure the Sprint bid represents the greatest possible opportunity from the perspective of minority shareholders.”

Glass Lewis continued: “Fundamentally, our overarching concern relates to Sprint’s ability to influence alternatives practicably available to Clearwire, both through its significant equity ownership and board representation. In particular, as noted in our original analysis, it appears the board made no meaningful effort to stanch Sprint’s restrictive impact on the strategic review process. To the contrary, management either negotiated or accepted decidedly non-standard deal terms that effectively marginalized the board’s ability to terminate the agreement with Sprint in favor of an alternative transaction or, of equal import, the pursuit of a viable stand-alone strategy. Deprived of any codified resource to materially alter the existing agreement, we continue to be unsurprised by the board’s outward support for the transaction.”

In addition to commending Glass Lewis, Crest announced its belief that Clearwire and Sprint are significantly overestimating the implicit value of Clearwire spectrum assets reflected in Sprint’s latest offer. Sprint and Clearwire have stated that Sprint’s $3.40 per share offer implies a transactional value of approximately $0.24 per MHz-POP. According to Crest, however, former FCC Commissioner Harold Furchtgott-Roth has estimated the implicit value for Clearwire’s spectrum reflected in Sprint’s latest offer at $0.14 per MHz-POP, which is substantially below market. Schumacher stated, “Dr. Furchtgott-Roth’s estimates confirm that Sprint’s latest offer remains woefully inadequate.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the merger. If stockholder have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a supplement to its definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The supplement was mailed to the stockholders of Clearwire on or around May 24, 2013. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND THE SUPPLEMENT, WHICH IS AVAILABLE NOW, AND THE PARTICIPANTS’

OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement, the supplement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement and the supplement are also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” “believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE: Crest Financial Limited